SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1 ) (1)

                          GENERAL MICROWAVE CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    370307100
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                                 (CUSIP Number)

                            David H. Lieberman, Esq.
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516) 822-4820
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(Name , Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                                September 8, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  370307100


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person
     Herley Industries, Inc.
     23-2413500

2    Check the Appropriate Box if a Member of a Group*    (a) [ ]  (b)  [x]

3    SEC Use Only:

4    Source of Funds:              WC;BK

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization:        Delaware

7    Number of Shares
     Sole Voting Power:  361,900

8    Beneficially
     Shared Voting Power:  356,059

9    Owned by Each Reporting
     Sole Dispositive Power:  361,900

10   Person With
     Shared Dispositive Power:  356,059

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  717,959

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*: [ ]

13   Percent of Class Represented by Amount in Row (11):  59.3%

14   Type of Reporting Person*:      CO

(1) To the extent that this joint filing of a Statement on Form 13D relates to Mr. Frederick Zissu, it shall be deemed to constitute Amendment No. 3 to the Form 13D previously filed by Mr. Zissu.

     The undersigned hereby amends the Schedule 13D filing dated August 21, 1998 (the "Initial Filing") with regard to the shares of Common Stock, par value $.01 per share ( "Shares") of General Microwave Corporation, a corporation organized under the laws of the State of New York. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

   This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by Herley of additional Shares.


Item 3: Source or Amount of Funds or Other Consideration.
        Item 3 is hereby amended to add the following:

   The funds used by Herley to purchase the Shares acquired on September 9, 1998 were from the treasury of Herley and/or amounts drawn down from Herley's credit line with Dauphin Deposit Bank and Trust Company.



Item 5: Interest in Securities of the Issuer.
        Item 5 is hereby amended and restated as follows:

     There are 1,210,903 Shares which are issued and outstanding, exclusive of 467,108 Shares held by the Issuer in its treasury which are to be cancelled and retired pursuant to the Agreement, based on the Issuer's Form 10-Q for the quarter ended May 30, 1998. The table below sets forth the number of Shares beneficially owned by each reporting person and the number of Shares which such person has the right to acquire as of September 8, 1998:

Name             Shares Beneficially Owned           Shares Subject to Rights*
----             -------------------------           ------------------------
GMCAC                       390,759                           34,700
Herley                      717,959                              -0-
Sherman A. Rinkel            85,872                              825
Moe Wind                     34,470                              825
Stanley Simon                 2,155                              825
Mitchell Tuckman             11,838                           10,000

Name            Shares Beneficially Owned           Shares Subject to Rights*
----            -------------------------           ------------------------
Edmond D. Franco               2,025                             825
Michael I. Stolzar             1,025                             825
Michael D. Magidson            1,376                             825
Arnold H. Levine               5,000                           5,000
Rozalie Schachter             12,562                           7,500
Robert DeBrecht                3,750                           3,750
Howard Cohen                  17,290                           3,500
Frederick Zissu              213,396                             -0-

* All rights to acquire Shares shall be accelerated as to vesting and exercisability and each holder thereof shall be entitled to receive, upon the effectiveness of the Merger, $18.00 per share less the exercise price of such right and a warrant to receive one share of Herley's Common Stock. None of the reporting persons intends to exercise any options or other rights to acquire Shares prior to the effectiveness or abandonment of the Merger and none of such rights are transferrable.

     By reason of the proxies granted to GMCAC by each of Sherman A. Rinkel, Moe Wind, Stanley Simon, Mitchell Tuckman, Edmond D. Franco, Michael I. Stolzar, Michael D. Magidson, Arnold H. Levine, Rozalie Schachter, Robert D. DeBrecht, Howard Cohen and Frederick Zissu, GMCAC and Herley, respectively, have directly or indirectly, the sole right to vote or direct the vote of 356,059 Shares in connection with the proposed Merger of the Issuer of GMC. In addition, Herley has sole voting and dispositive power over 361,900 Shares which it acquired in open market transactions subsequent to the public announcement of the Merger. Except for the grant of voting power over their Shares to GMCAC and a restriction on dispositive power for the life of the proxies, and with the exception of the proxy granted by Mr. Zissu which does not contain any such restriction on disposition, the remaining eleven reporting persons have sole power to vote or direct the vote of issued or outstanding Shares as follows:
Sherman A. Rinkel, 85,047 Shares; Moe Wind, 33,645 Shares; Stanley Simon, 1,330 Shares; Mitchell Tuckman, 1,836 Shares; Edmond D. Franco, 1,200 Shares; Michael
I. Stolzar, 200 Shares; Michael D. Magidson, 551 Shares; Arnold H. Levine, no Shares; Rozalie Schachter, 5,062 Shares; Robert DeBrecht, no Shares; and Howard Cohen, 13,790 Shares.

  During the past sixty (60) days, the following transactions in the Shares were consummated by the persons filing this report:

  Herley purchased Shares on the open market in the amounts, at the prices and on the dates set forth below:

  Date            No. of Shares     Price Per Share           Aggregate Price
  ----            -------------     ---------------           ---------------
8/25/98             180,000             $17.37               $   3,126,600.00
8/27/98              50,000              16.87                     843,500.00
8/31/98              25,000              16.62                     415,500.00
9/8/98               99,900              17.0625                 1,704,543.75
9/8/98                7,000              16.8482                   117,937.40
                    -------                                  ----------------
                    361,900                                      6,208,081.15

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

September 16, 1998
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Date

/s/ Myron Levy
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Signature

Myron Levy/President
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Name/Title              Herley Industries, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).